Himalaya Shipping Ltd. (HSHP) – 2026 AGM Results Notification

Himalaya Shipping Ltd. (the "Company") advises that the 2026 Annual General Meeting of the Company was held on May 20, 2026 at 8:00 a.m. Bermuda local time at the Company's registered offices at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2025 were presented to the Meeting.

The following resolutions were passed:

1.To set the maximum number of Directors to be not more than seven.
2.To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be auhorized to fill such vacancies as and when it deems fit.
3.To re-elect Mr Bjørn Isaksen as a Director of the Company.
4.To re-elect Mr Carl E. Steen as a Director of the Company.
5.To re-elect Ms Jehan Mawjee as a Director of the Company.
6.To re-elect Ms Mi Hong Yoon as a Director of the Company.
7.To re-elect Ms Alexandra Kate Blankenship as a Director of the Company.
8.To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration..
9.To approve directors fees payable to the Company's Board of Directors of a total amount of fees not to exceed US$400,000 for the year ending December 31, 2026.

Hamilton, Bermuda
May 21, 2026
Board of Directors